Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No.333-116511) on Form S-8 of Boston Private Financial Holdings, Inc. of our report dated July 11, 2005, with respect to the statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan.

KPMG LLP
/s/ KMPG LLP
Boston, MA
July 11, 2005